Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2018 and 2017 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2017, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK cells, and T cells. Leveraging our modular and versatile ROCK® (Redirected Optimized Cell Killing) platform, we generate proprietary, next-generation bispecific antibodies, which are designed to direct and establish a bridge between either NK cells or T cells and cancer cells. Our tetravalent bispecific immune cell engagers have the ability to bring NK cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our tetravalent bispecific immune cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the NK cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through September 30, 2018, we have raised an aggregate of approximately €227 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2018, we had an accumulated deficit of €210.9 million.

Independent of the recently effective collaboration with Genentech, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such

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as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre, and others.

We have one subsidiary, Affimed Inc. (U.S.), and AbCheck s.r.o has one subsidiary, AbCheck Inc. (U.S.), with senior employees in investor relations, business development, corporate strategy and clinical operations.

Recent Developments

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech (“Genentech agreement”), a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, we received $96 million (€83 million) in an initial upfront payment and near-term committed funding on October 31, 2018. In addition, we may be eligible to receive up to $5.0 billion in additional milestone payments over time, including payments upon achievement of specified development, regulatory and commercial milestones, as well as royalties on sales.

On October 8, 2018, we placed AFM11 on clinical hold after the occurrence of Serious Adverse Events (SAEs) in three patients, which included a death in the ALL study and two life-threatening events in the NHL study. The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Thirty-three patients have been treated in total in the two ongoing Phase 1 studies, with preliminary signs of clinical activity observed in several patients. On October 12, 2018, we received a formal notification from the U.S. Food and Drug Administration (FDA) that the regulatory agency has concurred with our decision to stop recruitment and formally placed the AFM11 investigational new drug (IND) application on full clinical hold. We will be working closely with the FDA and other global health authorities, the Safety Monitoring Committees, and the studies’ clinical investigators to review the events, carefully assess all of the data and determine next steps for the AFM11 program. We intend to provide an update on AFM11 upon completion of the evaluation.

Collaboration and License Agreements

Other than our entry into the Genentech agreement, there have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•    AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in 2016. Different dosing protocols are being explored in the investigator sponsored monotherapeutic phase 2a clinical trial of AFM13 in patients with relapsed/refractory HL to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting, including patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1. In addition, we are conducting an investigator-sponsored translational Phase 1b/2a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in the fourth quarter of 2018 for AFM13 will increase as compared to the first three quarters of 2018.

•    AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, was recruiting until the beginning of October 2018. A phase 1 clinical study of AFM11 in patients with Acute Lymphocytic Leukemia, or ALL, commenced in the third quarter of 2016 and was enrolling until the beginning of October 2018. Both trials are currently on clinical hold and recruitment has stopped. We will be working closely with the FDA and other global health authorities, the Safety Monitoring Committees, and the studies' clinical investigators to review the events which caused the clinical hold, carefully assess all of the data and determine next steps for the AFM11 program. Nevertheless we anticipate that our research and development expenses in the fourth quarter of 2018 for AFM11 will decrease as compared to the first three quarters of 2018.

•    Other projects and infrastructure costs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24 and our partnered multiple myeloma program AFM26 and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are

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not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the fourth quarter of 2018.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three and nine months periods ended September 30, 2017 and 2018. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2017 and 2018

	Three months ended September 30,
	2017	2018
	(unaudited)
	(in € thousand)
Total Revenue:	467	306
Other income (expenses)—net	117	(259)
Research and development expenses	(6,008)	(9,787)
General and administrative expenses	(1,876)	(2,389)
Operating loss	(7,300)	(12,129)
Finance income/(costs)—net	(800)	109
Loss before tax	(8,100)	(12,020)
Income taxes	0	0
Loss for the period	(8,100)	(12,020)
Other comprehensive income	0	53
Total comprehensive loss	(8,100)	(11,967)
Loss per common share in € per share (undiluted)	(0.18)	(0.19)
Loss per common share in € per share (diluted)	(0.18)	(0.19)

Revenue

Revenue decreased to €0.3 million in the three months ended September 30, 2018 from €0.5 million for the three months ended September 30, 2017. Revenue in the three months ended September 30, 2017 and 2018 solely included revenue generated by AbCheck.

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Research and development expenses

	Three months ended September 30,
R&D Expenses by Project	2017	2018	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	1,667	2,057	23%
AFM11	864	965	12%
Other projects and infrastructure costs	3,345	6,524	95%
Share-based payment expense	132	241	83%
Total	6,008	9,787	63%

Research and development expenses amounted to €9.8 million in the three months ended September 30, 2018 compared to research and development expenses of €6.0 million in the three months ended September 30, 2017. The variances in project-related expenses between the three months ended September 30, 2017 and the corresponding period in 2018 are mainly due to the following projects:

•	AFM13. In the three months ended September 30, 2018 we incurred higher expenses (23%) than in the three months ended September 30, 2017. The expenses in the three months ended September 30, 2018 related predominantly to our ongoing manufacturing activities for the clinical trials and the clinical trial material, including material for the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with relapsed/refractory HL and the investigator-sponsored translational Phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma. In the three months ended September 30, 2017, expenses related predominantly to our ongoing manufacturing activities for clinical trial material, including material for the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with relapsed/refractory HL.

•	AFM11. In the three months ended September 30, 2018, research and development expenses were slightly higher (12%) compared to the three months ended September 30, 2017 primarily due to higher expenses for the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL.

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Other projects and infrastructure costs. In the three months ended September 30, 2018, expenses were significantly higher (95%) than in the three months ended September 30, 2017 primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses were higher and amounted to €2.4 million in the three months ended September 30, 2018 compared to €1.9 million in the three months ended September 30, 2017 mainly due to higher expenses for legal and consulting services.

Finance income / (costs)-net

Finance income for the three months ended September 30, 2018 totaled €0.1 million, compared to finance costs of €0.8 million for the three months ended September 30, 2017. Finance income in the three months ended September 30, 2018 primarily include foreign exchange gains of €0.3 million, while finance costs in the three months ended September 30, 2017 included €0.6 million of exchange losses.

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Comparison of the nine months ended September 30, 2017 and 2018

	Nine months ended September 30,
	2017	2018
	(unaudited)
	(in € thousand)

Total Revenue:	1,374	988
Other income/(expenses)—net	201	(221)
Research and development expenses	(16,881)	(23,332)
General and administrative expenses	(6,091)	(6,591)
Operating loss	(21,397)	(29,156)
Finance income/(costs)—net	(2,425)	920
Loss before tax	(23,822)	(28,236)
Income taxes	20	(1)
Loss for the period	(23,802)	(28,237)
Other comprehensive income	0	264
Total comprehensive loss	(23,802)	(27,973)
Loss per common share in € per share (undiluted)	(0.55)	(0.47)
Loss per common share in € per share (diluted)	(0.55)	(0.47)

Revenue

Revenue decreased by 28% from €1.4 million in the nine months ended September 30, 2017 to €1.0 million for the nine months ended September 30, 2018; €0.8 million of such revenue was related to AbCheck services (2017: €1.0 million) and €0.2 million (2017: €0.2 million) to the LLS collaboration.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2017	2018	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	4,432	5,468	23%
AFM11	2,160	4,002	85%
Other projects and infrastructure costs	9,943	13,225	33%
Share-based payment expense	346	637	84%
Total	16,881	23,332	38%

Research and development expenses increased from €16.9 million in the nine months ended September 30, 2017 to €23.3 million in the nine months ended September 30, 2018. The variances in project-related expenses between the nine months ended September 30, 2018 and the corresponding period in 2017 are mainly due to the following projects:

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•

AFM13. In the nine months ended September, 2018, we incurred higher expenses than in the nine months ended September 30, 2017. The expenses in the nine months ended September 30, 2018 and 2017 related predominantly to our ongoing clinical trials and manufacturing activities for clinical trial material, including material for the conduct of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with relapsed/refractory HL and investigator-sponsored translational Phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma.

•

AFM11.  In the nine months ended September 30, 2018, research and development expenses were significantly higher than in the nine months ended September 30, 2017. The expenses in the nine months ended September 30, 2018 related to manufacturing activities for clinical trial material and the phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL, whereas expenses in the nine months ended September 30, 2017 related to the phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL.

•	Other projects and infrastructure costs. In the nine months ended September 30, 2018, expenses were higher than in the nine months ended September 30, 2017. These costs are associated with our earlier stage programs and research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses were slightly higher and amounted to €6.6 million in the nine months ended September 30, 2018 compared to €6.1 million in the nine months ended September 30, 2017. The increase was mainly due to higher expenses for legal and consulting services.

Finance income / (costs)-net

Finance income for the nine months ended September 30, 2018 was €0.9 million, compared with finance costs of €2.4 million for the nine months ended September 30, 2017. Finance income in the nine months ended September 30, 2018 included foreign exchange gains of €1.5 million compared to foreign exchange losses of €2.1 million in 2017.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners.

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Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2017 and 2018:

	Nine months ended September 30,
	2017	2018
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(20,679)	(24,924)
Net cash used for/generated from investing activities	(225)	(474)
Net cash generated from/used in financing activities	20,206	21,158
Exchange rate related changes of cash and cash equivalents	(1,366)	1,479
Net changes to cash and cash equivalents	(698)	(4,240)
Cash and cash equivalents at the beginning of the period	35,407	39,837
Cash and cash equivalents at the end of the period	33,343	37,076

Net cash used in operating activities of €24.9 million in the nine months ended September 30, 2018 is higher than net cash used in operating activities in the nine months ended September 30, 2017 (€20.7 million) primarily due to higher cash expenditure for research and development efforts. The investing activities in the nine months ended September 30, 2017 primarily relate to investments in and proceeds from the sale or maturity of financial assets, while in the nine months ended September 30, 2018 investing activities mainly relate to the purchase of leasehold improvements and equipment. Net cash generated from financing activities relate primarily to the proceeds from the public offering in February 2018 and the issuance of shares in connection with our at-the-market sales agreement.

Cash and Funding Sources

Our cash and cash equivalents as of September 30, 2018 were €37.1 million, compared with €39.8 million as of December 31, 2017. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements, loans and government grants.

In February 2018, we issued 13,225,000 common shares in a public offering at a price of $2.00 per common share and received net proceeds of approximately €19.7 million.

In February 2018, we issued 2,373,716 shares and received net proceeds of €3.8 million in connection with our at-the-market sales agreement.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM11, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity and proceeds received from Genentech in October 2018 amounting to $96.0 million, will enable us to fund our operating expenses and capital expenditure requirements beyond the fourth quarter of 2019. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2018, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2017 and 2018 with regard to the impact of recent accounting pronouncements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

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Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2018, our accumulated deficit was €210.9 million;

•	the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Merck, The MD Anderson Cancer Center, Nektar, Genentech, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Calibrium (formerly Aeris Capital), and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

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Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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